FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                    pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                        For the period 24 February, 2004


                                Cookson Group plc

          The Adelphi, 1-11 John Adam Street, London, WC2N 6HJ, England


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

Exhibit No.

1.   Holding(s) in Company dated 19 January 2004
2.   Blocklisting Interim Review dated 02 January 2004
3.   Trading Update dated 21 January 2004
4.   Holding(s) in Company dated 26 January 2004
5.   Holding(s) in Company dated 05 February 2004
6.   Preliminary Results dated 24 February 2004
7.   Director Shareholding dated 27 January 2004
8.   Holding(s) in Company dated 05 January 2004
9.   Holding(s) in Company dated 13 January 2004
10.  Holding(s) in Company dated 19 January 2004
11.  Additional Listing dated 20 January 2004

Exhibit No. 1


                                SCHEDULE 10

              NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

BRITEL FUND TRUSTEES LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BRITEL FUND NOMINEES LIMITED (4,980,091 SHARES)

CHASE NOMINEES LIMITED (128,316,978 SHARES)

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

16 JANUARY 2004

11) Date company informed

19 JANUARY 2004

12) Total holding following this notification

129,169,069 SHARES

13) Total percentage holding of issued class following this notification

6.83%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
- 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 19 JANUARY 2004

Exhibit No. 2


                                   SCHEDULE 5

                      BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Group Executive Share Option Schemes

3. Period of return: From :

01/07/2003

to

31/12/2003

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

1,400,621

5. Number of shares issued/allotted
under scheme during period

0

6. Balance under scheme not yet issued/allotted at end of period

1,400,621

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

3,500,000 (March 1998) Ref RA/Cookson Group plc/00001-0002


Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,891,881,477


Contact for queries:
Address:
265 Strand
London
WC2R 1DB

Name:
Rachel Fell

Telephone:
020 7061 6562



                                  SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Employee Share Savings Scheme

3. Period of return: From :

01/07/2003

to

31/12/2003

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

906,883

5. Number of shares issued/allotted
under scheme during period

3,840

Balance under scheme not yet issued/allotted at end of period

903,043

Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

1,500,000 (Feb 1996) Ref A/367/1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,891,881,477


Contact for queries:
Address:
265 Strand
London
WC2R 1DB

Name:
Rachel Fell

Telephone:
020 7061 6562


                                    SCHEDULE 5

                          BLOCKLISTING SIX MONTHLY RETURN


1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Group US Stock Purchase Plan

3. Period of return: From :

01/07/2003

to

31/12/2003

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

2,118,449

5. Number of shares issued/allotted
under scheme during period

227,507

6. Balance under scheme not yet issued/allotted at end of period

1,890,942

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

3,500,000 (January 2001) Ref 0-508-407 (GB0005084073)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,891,881,477


Contact for queries:
Address:
265 Strand
London
WC2R 1DB

Name:
Rachel Fell

Telephone:
020 7061 6562

Exhibit No. 3


21 January 2004


COOKSON GROUP FOURTH QUARTER TRADING UPDATE

In line with past practice, Cookson Group plc, the international materials technology company, today issued an update on trading for the fourth quarter of 2003 and on the unaudited results for the year as a whole.

Overview
The positive momentum that Cookson experienced in the latter part of the third quarter was sustained throughout the fourth quarter of 2003, particularly in the Electronics division. As a result, the Group's pre-tax profit for the year will be ahead of market estimates.

Electronics
The Electronics division benefited from further improvements in activity levels in the electronics industry and also from new product introductions and customer gains. The division's sales for the fourth quarter were 14% higher than the same period last year and were the highest since the second quarter of 2001. As a consequence of increased sales, positive operational leverage and cost saving initiatives, operating profit for the fourth quarter was significantly higher than the same period last year and was more than double that of 2002 for the year as a whole.

The Laminates sector of the Electronics division, which had been the most severely affected by the electronics industry downturn, achieved a sales increase of more than 30% in the fourth quarter over the same period last year. This was due mainly to strong growth in Asia-Pacific and US markets, the benefits of the new product introductions - including GETEK(R) - and market share gains. Importantly, the Laminates sector operated near break-even in the fourth quarter, a significant improvement over the same period last year when an operating loss of more than GBP9 million was incurred. The Assembly Materials sector recorded sales growth of approximately 10% in the fourth quarter, although profitability was held back by sharply higher tin prices and lower profits in its conformal coatings operations. The Chemistry sector continued to record positive results; sales grew by nearly 10% in the fourth quarter over the prior year and operating profits rose strongly.

Ceramics
Steel production in the fourth quarter in the Ceramics division's largest markets - the EU and the USA - was virtually unchanged over 2002. With 70% of the division's activities linked to steel production, sales in the fourth quarter were marginally higher than last year. Operating profit for the year was some 10% higher than 2002 although, as expected, profits for the fourth quarter were lower than those of Q4 2002 which had benefited from a particularly strong performance from the division's Glass sector.

In December, the division disposed of its loss-making insulating fire brick manufacturing business in France for a nominal amount; this business incurred a loss of approximately GBP1 million in 2003 and had a net asset value, including goodwill, of GBP15 million.

Precious Metals
In the Precious Metals division, sales for the fourth quarter were 6% higher than the same period last year, although this increase was inflated by a markedly higher gold price than in the corresponding period last year. The encouraging signs seen early in the fourth quarter, and the anticipation of a possible final surge in holiday season sales later in the period, did not fully materialise as demand for the division's largest end market product - gold fabricated jewellery - remained relatively soft. This was largely due both to the current fashion for silver and gemstone products and to the sharply higher gold price. Despite a lower cost base, the division's operating profit in the fourth quarter was lower than last year and, for the year, was well down on 2002 following a particularly weak first half.

As a further measure to improve profitability, a programme commenced this month to restructure and rationalise the loss-making French jewellery business. Details will follow of the expected one-off costs and ongoing benefits associated with this programme.

Group
Operating profit for the Group's continuing operations for the year was approximately GBP80 million. After accounting for interest paid and for losses of some GBP17 million incurred by businesses disposed of this year - mainly Speedline - Group profit before tax was approximately GBP31 million in 2003, which compares with GBP4 million in 2002. Profit before tax for the second half of 2003 of some GBP25 million compares with GBP6 million in the first half of the year and GBP16 million in the second half of 2002. Exchange rate translation differences did not have a material impact on the Group's reported operating profit.

Cash flow was robust in the fourth quarter. This, together with a positive exchange rate impact on dollar denominated borrowings and strong cash flow in the first half, resulted in the Group's net borrowings decreasing from GBP428 million in 2002 to some GBP360 million at the end of the 2003.

The Group's audited preliminary results for 2003 will be announced on 24 February 2004.

The Company will hold a conference call for analysts and shareholders today at 9:30am that will be broadcast live at www.cooksongroup.co.uk.

Shareholder/analyst enquiries:

Stephen Howard, Group Chief Executive                      020 7061 6500
Dennis Millard, Group Finance Director                     020 7061 6500
Lisa Williams, IR Manager                                  020 7061 6500

Media enquiries:

John Olsen, Hogarth Partnership                            020 7357 9477


Notes:

(1) All financial information in this Trading Update is preliminary and unaudited. Sales and operating profit comparisons are at 2003 average exchange rates whereas that for Group profit before tax is at reported exchange rates for the respective periods. Operating profit and profit before tax are stated before all exceptional items and goodwill amortisation and, unless indicated otherwise, sales and operating profit are for Continuing Operations.

(2) This  announcement  may contain  forward-looking  statements  about Cookson.
    Although  the  Company   believes  its  expectations  are  based  on
    reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. These forward looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those in such statements, certain of which are beyond the control of Cookson.


About Cookson Group

Cookson Group is a leading materials technology company which provides materials, processes and services to customers worldwide. The Group's operations are formed into three divisions - Electronics, Ceramics and Precious Metals. The Electronics division is a leading manufacturer and supplier of materials and services to the electronics industry, primarily serving fabricators and assemblers of printed circuit boards, assemblers of semiconductor packaging and the electrical and industrial markets. The Ceramics division is the world leader in the supply of advanced flow control and refractory products and systems to the iron and steel industry and is also a leading supplier of refractory lining materials for iron and Steelmaking and other industrial processes. The Precious Metals division is a leading supplier to the jewellery industry of fabricated precious metals products.

Headquartered in London, Cookson employs over 15,600 people in more than 35 countries and sells its products in over 100 countries.

Cookson Group plc, 265 Strand, London WC2R 1DB
Tel: 020 7061 6500 Fax: 020 7061 6600
www.cooksongroup.co.uk

Exhibit No. 4


                              SCHEDULE 10

              NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 914945 - 707,166 HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245 - 8,032,515 HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206 - 39,202,790 HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866203 - 2,650,056 HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509 - 2,566,586

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

6,258,138

8) Percentage of issued class

0.33%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

21 JANUARY 2004

11) Date company informed

23 JANUARY 2004

12) Total holding following this notification

53,159,113 SHARES

13) Total percentage holding of issued class following this notification

2.81%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
- TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 26 JANUARY 2004

Exhibit No. 5


                                 SCHEDULE 10

                NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 914945 - 707,166 HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245 - 8,032,515 HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206 - 43,094,884 HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866203 - 2,650,056 HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509 - 2,566,586

5) Number of shares/amount of stock acquired

3,599,523

6) Percentage of issued class

0.19%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class
N/A

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

2 FEBRUARY 2004

11) Date company informed

4 FEBRUARY 2004

12) Total holding following this notification

57,051,207 SHARES

13) Total percentage holding of issued class following this notification

3.01%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
- TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 5 FEBRUARY 2004

Exhibit No. 6
                                                               24 February 2004

ANNOUNCEMENT OF 2003 PRELIMINARY RESULTS


Financial Highlights

-  Significant improvement in Group profits
   -   GBP32.6m profit before tax* versus GBP4.1m last year
   -   headline EPS* of 1.1p compared to 0.1p in 2002
- Operating profit* for continuing operations up 13% at constant exchange rates to GBP81.2m
-  Electronics and Ceramics divisions achieve sound profit growth
-  Strong recovery in Electronics division in Q4 2003
-  Group net debt decreases by GBP70m

Strategic Initiatives

-  Loss-making businesses addressed
   -   Speedline sold
   -   Laminates near break-even in Q4 2003
   -   French brickmaking activities sold
   -   Precious Metals European operations being restructured
-  Increased Asia-Pacific presence and investment
-  New bank facilities arranged

Current Trading

-  Activity levels for year to date above same period in 2003

Commenting on the Group's results and current trading, Stephen Howard, Group Chief Executive, said:

"Today we report a strong improvement in Cookson's performance. It is heartening to see that the recovery, for which we have done much to prepare, is now starting to show through in the Group's results. We are, however, not complacent and believe there is room for further improvement. Our major businesses are well positioned to deliver such improvements in the current year, and this supports the strategy of the past two years to strengthen our balance sheet and to build on our core businesses.

"Underlying trading conditions in our major markets in the year to date have been consistent with the much improved fourth quarter of 2003. Against this background, the quality of Cookson's businesses provides a strong platform for revenue and profit growth. The significantly lower cost base across all three divisions gives us a high level of operational gearing, and we will continue to manage the business tightly, focusing on cash generation, internal efficiency, margin enhancement and organic growth."


*(before goodwill amortisation and exceptional items)


OVERVIEW

Summary of results

Turnover for the Group's continuing operations of GBP1,624 million was 1% higher and operating profit of GBP81 million rose by 13% over 2002 at constant exchange rates. This, in turn, resulted in a 0.5 percentage point improvement in return on sales to 5% in 2003.

Higher operating profit from continuing activities and significantly lower interest costs led to a marked increase in profit before tax, goodwill amortisation and exceptional items to GBP33 million, up from GBP4 million in the prior year. Headline earnings per share were 1.1 pence compared with 0.1 pence in 2002.

Continued tight management of working capital and capital expenditure, as well as asset sales, led to the generation of GBP37 million of positive net cash flow in 2003 and, together with a positive exchange rate effect, Group net debt at year-end was GBP70 million lower than last year.

Market conditions

Trading conditions throughout many of the Group's major markets improved in 2003 with the first positive signs beginning to appear towards the end of the first half. Momentum then built through the second half, particularly for the Electronics division in the fourth quarter.

The Electronics division benefited from a recovery in the global electronics industry in 2003, with demand increasing across many end markets such as PCs and mobile handsets. The electronics materials industry was led out of its two and a half year depression by semiconductor manufacturing which began to recover in the second quarter of 2003. This ultimately led to a resurgence in demand for PCB fabrication materials in the fourth quarter of 2003, particularly laminates, which usually lags changes in output of semiconductors by several months.

Steel production in the Ceramics division's established markets - USA and Europe
- was broadly unchanged for the year as a whole, although there was a quarter-on-quarter improvement in activity in the fourth quarter. The division's emerging steel markets remained strong. The Foundry sector experienced some weakness, although conditions in the Glass and Industrial Processes sectors were stable.

The Precious Metals division faced difficult market conditions in 2003. Well-documented inventory reductions by major jewellery retailers in the USA during the first half were followed by wavering consumer sentiment in general, and a fashion trend towards silver and gemstone jewellery rather than carat gold items. The high and volatile gold price in 2003 also had a negative impact on the business.

Strategic Initiatives

Action was taken during the course of the year to deal with two of the Electronics division's loss-making business sectors: Speedline and Laminates.

Speedline had incurred heavy losses since 2001 as a result of the electronics industry downturn and severe overcapacity in PCB manufacturing, and registered a loss of GBP25 million and cash outflows of GBP18 million in 2002. This level of losses and cash outflow continued at a similar rate in 2003. Following an announcement in July to exit the business, Speedline was sold in November 2003.

Following on from a 55% reduction in the Laminates sector's workforce in 2001-2 in the USA and Europe, a major rationalisation of the sector's manufacturing capacity was embarked upon in 2003, encompassing the closure of four plants in the USA and Europe. This programme will be completed during the first half of 2004. As a result, Laminates' losses of GBP34 million in 2002 virtually halved in 2003 and the sector operated near break-even in the fourth quarter.

Further measures to deal with underperforming businesses resulted in a cost cutting programme being initiated in the Precious Metals division during the first half in response to US retailer inventory reductions. In addition, a programme to rationalise the division's loss-making French jewellery business and to restructure its other European activities has recently commenced. In the Ceramics division, a loss-making French brickmaking operation was sold at the end of 2003.

Management continued to increase the geographic footprint of Cookson's businesses in the fast growing Asia-Pacific region during 2003. The region now accounts for some 35% of the Electronics division's total sales, as both the migration of its Western customer base to Asia-Pacific, particularly China, continues and Asian domestic demand ramps up. The Electronics division both increased and optimised capacity to ensure that it is well positioned to take advantage of this structural shift in its market, whilst retaining the substantial presence that is necessary to serve fully the global electronics OEMs. In the Ceramics division, one new facility was opened in China during 2003 and capacity at another expanded to meet the demands of steel and glass customers. Cookson's Asia-Pacific operations continue to generate strong profit growth and high margins.

Lastly, new banking facilities were arranged in 2003 to ensure that the Group can both meet near-term maturities and support the plans of its businesses in the longer term.


DIRECTORATE

Anthony Alexander, a non-executive Director since December 1996, and currently the Company's senior independent Director, retires from the Board at this year's AGM. Kent Atkinson, who joined the Board in April 2003, succeeds Mr. Alexander as senior independent Director with immediate effect.


CURRENT TRADING AND OUTLOOK

Underlying trading conditions in Cookson's major markets in the year to date have been consistent with the fourth quarter of 2003. In the Electronics division, activity levels for the first six weeks of 2004 were well up on the same period last year and have generally maintained the improved pace of the fourth quarter of 2003, other than for the effects of the Chinese New Year holidays. Steel production levels in the USA and in other major markets have remained broadly the same in the current year as in the fourth quarter of 2003. Trading activity in the Precious Metals division's markets is similar to that of the same period last year.

The quality of Cookson's businesses provides a strong platform for revenue and profit growth as its markets continue to improve. The significantly lower cost base across all three divisions provides Cookson with a high level of operational gearing, especially in the Electronics division. The Group will continue to be managed tightly, with a particular emphasis on cash generation, internal efficiency and organic growth. Further opportunities for efficiency and margin enhancement will be pursued vigorously to ensure that Cookson continues to improve its financial and competitive position in 2004.


RESULTS OF OPERATIONS

Group - Continuing operations

                          Turnover (GBPm)               Operating Profit (GBPm)           Return on Sales (%)
                         2003          2002                     2003    2002                   2003    2002
First half                795           821                     32.1    27.7                    4.0     3.4
Second half               829           812                     49.1    45.5                    5.9     5.6
Year                    1,624         1,633                     81.2    73.2                    5.0     4.5


(Note. The above data and those in the divisional tables included in the Results of Operations: are at reported exchange rates; exclude the results of discontinued operations, primarily Speedline which was sold in November 2003 and Precision Products which was sold in January 2003; include the Group's share of results attributable to joint ventures; and operating profit is stated before goodwill amortisation and exceptional items. The impact of acquisitions was immaterial in 2003 and 2002.)

Turnover. Turnover for 2003 was 1% lower than 2002 but up 1% at constant exchange rates, i.e. expressing turnover for 2002 at 2003 exchange rates. In the second half of 2003, turnover increased by 2% over the second half of 2002 at reported exchange rates and by 1% at constant exchange rates. Turnover in the Electronics division improved sharply in the last three months of 2003, resulting in turnover for the Group in the fourth quarter increasing by 6% over the same period last year at constant exchange rates.

Operating profit. Despite turnover being 1% lower than 2002, operating profit increased by 11% in 2003 and by 13% at constant exchange rates. Improvements in operating profit over 2002 were achieved by the Electronics (GBP12.3 million) and the Ceramics (GBP3.8 million) divisions, whereas for the Precious Metals division operating profit was down GBP8.1 million. Return on sales for the Group's continuing operations increased by 0.5 percentage points in 2003 to 5.0% and rose to 5.9% in the second half of the year.

Electronics division

                          Turnover (GBPm)              Operating Profit (GBPm)            Return on Sales (%)
                         2003        2002                     2003    2002                   2003    2002
First half                296         316                      7.0     3.0                    2.4     0.9
Second half               308         295                     15.6     7.3                    5.1     2.5
Year                      604         611                     22.6    10.3                    3.7     1.7


Turnover. Turnover decreased by 1% in 2003 versus 2002 but increased by 2% at constant exchange rates. Notably, turnover in the fourth quarter was the highest for the division since the second quarter of 2001 and grew by 14% in comparison with the same period last year, at constant exchange rates. The division's relative contribution to Group turnover of continuing operations remained at 37% in 2003.

During the year, a broad recovery in the global electronics industry began to take hold with demand increasing across many end use markets. The improving health of worldwide economies in general, and the US economy in particular, also had a positive impact on electronics production. Computing and communications equipment continued to be the main drivers of industry demand, representing some two-thirds of the total end market. The electronics materials industry, which is at the "front end" of the manufacturing chain for these end markets, was led out of its two and a half year long depression by semiconductor manufacturing which showed the first real signs of a sustainable recovery at the end of the first half. This, in turn, resulted in a resurgence in demand for Cookson's PCB fabrication materials in the fourth quarter, particularly for laminates, which usually lags semiconductors by several months.

The Laminates sector experienced a sharp increase in turnover in the fourth quarter, rising by 33% at constant exchange rates over the same period last year and, after two very challenging years, the sector's turnover for 2003 increased by 5% to GBP116 million at constant exchange rates. This was due mainly to strong growth in Asia-Pacific and US markets, the benefits of the new product introductions - including GETEK - and market share gains.

The Chemistry sector made solid progress during 2003; turnover of GBP247 million was 3% higher than the previous year at constant exchange rates, with sales of the sector's PCB fabrication product range increasing strongly in the fourth quarter.

Turnover for the Assembly Materials sector of GBP241 million was 1% lower in 2003 at constant exchange rates, largely due to the impact of SARS in the first half and a fall in demand for SCS's conformal coating services, previously part of the Speedline sector. Demand for the sector's PCB assembly materials tends to lag that for PCB fabrication materials and the sector did not therefore experience the same fourth quarter surge in offtake as the Laminates and Chemistry sectors.

The division's customer base continued to migrate to the Asia-Pacific region during 2003. In 2003, Asia-Pacific accounted for 35% of the Electronics division's sales, with the US and European operations accounting for 29% and 33% respectively.

Operating profit. Despite essentially flat turnover for 2003 as a whole, the Electronics division's operating profit and return on sales more than doubled. This resulted from the extensive cost cutting initiatives undertaken over the past two years which have reduced the division's cost base significantly and from the improvement in activity during the fourth quarter.

In the Laminates sector, operating losses virtually halved in 2003 to GBP17.4 million. This dramatic improvement resulted from increased sales in the latter part of the year and from the benefits accruing from the extensive cost cutting and capacity reduction measures in the USA and Europe which the sector has undertaken. Importantly, Laminates operated near break-even in the fourth quarter, a significant improvement over the same period last year when an operating loss of more than GBP9 million was incurred.

The Chemistry sector recorded a 38% increase in operating profit to GBP22.2 million in 2003 and return on sales rose to 9.0% as a result of the introduction of higher margin products and improved manufacturing efficiency.

Operating profit for the Assembly Materials sector fell by 38% in 2003 to GBP17.8 million on lower sales than 2002. The sector's performance was affected by a number of factors: the impact of SARS in the first half; a sharp and unexpected increase in the price of the sector's key raw material, tin, in the second half which could not immediately be passed on to customers in all cases; and a disappointing year from SCS.


Ceramics division

                           Turnover (GBPm)               Operating Profit (GBPm)            Return on Sales (%)
                         2003        2002                     2003    2002                   2003    2002
First half                351         343                     24.5    18.4                    7.0     5.4
Second half               360         357                     25.5    27.8                    7.0     7.8
Year                      711         700                     50.0    46.2                    7.0     6.6


Turnover. The Ceramics division's turnover for 2003 was 2% higher than 2002 at both reported and constant exchange rates. The division's relative contribution to Group turnover of continuing operations increased from 43% in 2002 to 44% in 2003.

Approximately 70% of the division's turnover is linked to the level of steel produced in the markets within which it operates. Steel production in the USA and Europe was broadly unchanged compared to 2002, with improving trends evident during the latter part of the year; these regions each account for 32% of the division's turnover. The rationalisation and restructuring which commenced in the US steel industry in 2001-2002 continued in 2003. Steel production grew strongly in emerging markets, particularly China, India, Russia, Ukraine and Brazil; the division's sales in these regions collectively account for some 16% of its total sales. As a result, turnover for the division's Iron and Steel sector rose 2% at constant exchange rates, consistent with the rate of growth in steel production in the regions in which it operates.

In the Glass sector, where conditions in the USA were stable, difficult in Europe and buoyant in Asia - largely as a result of Chinese demand for architectural and automotive applications - turnover increased by 4% in 2003 over the previous year at constant exchange rates. Conditions in the Foundry and Industrial Processes sectors' traditional US and UK markets were generally stable whilst performance in Asia was robust, leading to 4% growth in turnover for these sectors at constant exchange rates.

Operating profit. Operating profit of the Ceramics division in 2003 was 8% higher than 2002 and up 9% at constant exchange rates. The year's results were positively impacted by strong growth in profits by the Iron and Steel sector and by the continued focus of management on increasing manufacturing efficiency. These results reflect the resilience of the division. In addition, in its first complete year of operation following the complex three-year programme to integrate the Premier Refractories acquisition, the division demonstrated further steady improvement in profitability, with return on sales rising from 6.6% in 2002 to 7.0% in 2003.


Precious Metals division

                           Turnover (GBPm)               Operating Profit (GBPm)            Return on Sales (%)
                         2003        2002                     2003    2002                   2003    2002
First half                148         162                      0.7     6.3                    0.5     3.9
Second half               161         160                      7.9    10.4                    4.9     6.5
Year                      309         322                      8.6    16.7                    2.8     5.2


Turnover. The Precious Metals division's turnover for 2003 was down by 4% versus 2002 and by 3% at constant exchange rates. Net sales value, i.e. turnover excluding the precious metal content, fell by 7% to GBP125 million, highlighting the difficult market conditions the division experienced, particularly in the first half. The division's relative contribution to Group turnover decreased from 20% in 2002 to 19% in 2003.

Across the US retail industry, major destocking took place in the first half of the year which impacted the jewellery manufacturing industry, most particularly by inventory reductions at major retail chains. Traditionally, the division's turnover is higher in the second half of the year than in the first half due to a build-up in inventory by both jewellery manufacturing customers and retailers prior to the Christmas season. Although there was an improvement in the second half of 2003, the holiday season surge was again less pronounced than expected. In addition, demand for the division's largest end market product - gold fabricated jewellery - remained relatively soft. This was largely due both to the current fashion for silver and gemstone products and to a sharply higher and volatile gold price. In the division's UK and Continental European businesses, sales were also affected by muted consumer demand and difficult conditions in France.

Operating profit. The Precious Metals division's operating profit was 49% lower in 2003 than 2002 and down by 45% at constant exchange rates. A programme to realign the division's cost base in the USA commenced in the first half in response to the jewellery industry's inventory realignment, which was aimed at reducing the division's costs by some GBP5 million on an annualised basis. A fundamental appraisal of the loss-making French business has been undertaken and a significant rationalisation programme instigated, with a view to achieving a material improvement in profitability across the European business in 2004.



Discontinued operations

Turnover and operating profit for discontinued operations was as follows.

                                                Turnover                  Operating Profit
                       Date of sale         2003        2002                2003      2002
                                            GBPm        GBPm                GBPm      GBPm
Speedline              November 2003          52          67              (16.1)    (25.3)
Precision Products      January 2003           2          63                   -       8.6
Other                        Various           4          29               (0.9)       0.3
Total                                         58         159              (17.0)    (16.4)


Details on the disposals of Speedline and Precision Products are set out later in this statement.



GROUP PROFIT AND LOSS

Profit/(loss) before taxation

                                  Profit/(loss) before Tax* (GBPm)
                                          2003      2002

First half                                 5.5     (11.9)
Second half                               27.1      16.0
Year                                      32.6       4.1


*(at reported exchange rates and before exceptional items and goodwill amortisation)


Group profit before tax, exceptional items and goodwill amortisation was GBP32.6 million for 2003, GBP28.5 million higher than 2002. This increase arose as follows:

- GBP8.0 million increase in operating profit from continuing operations;
- GBP21.1 million decrease in interest;
- partly offset by a GBP0.6 million increase in net losses from discontinued activities.

The decrease in interest in 2003 from GBP52.7 million to GBP31.6 million arose primarily from the Group's average borrowings being significantly lower than 2002. This was due to the rights issue in August 2002, the sale of Precision Products, positive free cash flow generation and a favourable exchange rate impact. The Group's average borrowing rate for 2003 of approximately 6.0%, excluding amortisation of fees, was 0.6% less than the previous year. Exchange translation effects resulted in a reduction in interest costs of GBP2.2 million.

Group loss before taxation, after all exceptional items (GBP185.2 million) and goodwill amortisation (GBP34.7 million), amounted to GBP187.3 million compared with a loss of GBP96.9 million in 2002.

Operating exceptional items
Operating exceptional items were GBP22.2 million in 2003 and included GBP7.3 million of asset write-offs. Of the total charge, GBP18.5 million arose in the Electronics division, primarily related to the programme to optimise the manufacturing capacity of the Laminates sector in the USA and Europe. A further operating exceptional charge of approximately GBP1 million is expected to accrue in 2004 to complete these initiatives. A charge of GBP3 million is also anticipated in 2004 in relation to new initiatives being undertaken in the Ceramics division's US operations.

In January 2004, a rationalisation programme in the Precious Metals division's loss-making operations in France was initiated. This has resulted in a charge of GBP2.4 million being raised in 2003; information on the further exceptional costs and likely benefits that are expected to arise from this action will be provided when the extent of the programme has been finalised.

Exceptional interest charge
An exceptional interest charge of GBP2.4 million arose from the one-off amortisation of fees relating to the GBP450 million syndicated credit facility that was raised in 2001 and replaced in December 2003 with a new GBP188 million syndicated credit facility.

Non-operating exceptional items
Net loss on sale or closure of operations
A net loss on sale of operations of GBP165.7 million, consisting of a net loss before goodwill of GBP23.2 million and a write-back/off of goodwill of GBP142.5 million, arose primarily from the following disposals:

- Precision Products: In January 2003, the Precision Products sector of the Precious Metals division was sold, resulting in a net surplus on disposal of GBP18.1 million and a write-back/off of goodwill of GBP19.4 million;

- Speedline: In November 2003, Speedline - the PCB assembly equipment sector of the Electronics division - was sold, resulting in a net loss on disposal of GBP26.6 million and a write-back/off of goodwill of GBP114.9 million, GBP87.8 million of which had been impaired in 2002; and

- French brickmaking business: In December 2003, the Ceramics division sold its loss-making French brickmaking business, resulting a net loss on disposal of GBP7.2 million and a write-off of goodwill of GBP8.2 million.

Net profit/(loss) on sale of fixed assets
A profit in 2003 of GBP5.1 million (2002: loss of GBP10.9 million) arose from the sale of properties that were surplus to the Group's requirements.

Taxation
The Group recorded a net tax charge of GBP9.8 million on profit before tax, goodwill amortisation and exceptional items; this represents an effective tax rate of 30%, the same rate as in 2002. In addition, a tax charge of GBP5.0 million arose in 2003 on net exceptional charges and goodwill amortisation.

Earnings per share (EPS)
Headline EPS, which is based on profit after tax but before goodwill amortisation and all exceptional items, amounted to 1.1 pence per share in 2003 (2002: 0.1 pence). The Directors believe this basis of calculating EPS gives the most appropriate measure of the underlying earnings of the Group for the year. The basic and fully diluted loss per share, after goodwill amortisation and exceptional items, was 10.9p (2002: 8.7p).

The average number of shares in issue during 2003 was 1,880 million (2002: 1,129 million) and the number of shares in issue at 31 December 2003 was 1,892 million.

Dividends
No dividends were paid in 2003 or 2002 or are proposed for 2003. This is consistent with the dividend policy outlined in December 2001 in which the Board stated that no cash dividends would be paid until certain financial targets had been achieved. This policy will remain under review.


LIQUIDITY AND CAPITAL RESOURCES

Cash flow statement

Cash flows from operating activities

In 2003, the Group generated GBP107.5 million from operating activities. This was GBP25.3 million less than in 2002 with the decrease arising as follows:

- GBP4.1 million increase in EBITDA for continuing operations to GBP129.6 million;
- decrease in EBITDA for discontinued operations of GBP4.1 million;
- a GBP31.5 million lower reduction in working capital than that achieved in 2002; and
- decrease in cash outlaid for rationalisation costs of GBP6.2 million.

Over the past three years, the Group has significantly reduced its investment in working capital, both in response to lower activity levels and as a result of wide-ranging management initiatives. This is evidenced by the percentage of trade working capital to sales for the Group decreasing from 26.2% in 2001 to 22.7% in 2003; over the same three-year period, cash inflow from a reduction in trade working capital has amounted to GBP191 million.

Cash outlaid for rationalisation costs of GBP14.0 million arose primarily in the Electronics division, and in particular for the programme to reduce capacity in the Laminates sector. In total, some GBP10 million is expected to be outlaid in 2004 for rationalisation programmes, excluding amounts for the programme now underway in the Precious Metals division's French operations.

Capital expenditure
Payments to acquire fixed assets increased by GBP5.3 million to GBP48.5 million in 2003, representing 0.9 times depreciation compared with 0.7 times in 2002. The major projects undertaken in 2003 were: the commissioning of two new facilities in China and a semiconductor copper plant in the USA by the Electronics division; and the expansion of the existing plant and the commissioning of a new facility in China and a new solar crucible plant in the Czech Republic by the Ceramics division.

Receipts from the disposal of fixed assets, primarily for properties, were GBP5.8 million in 2003, down from GBP8.0 million in 2002.

Operating cash flow
Operating cash flow for 2003 for the Group, i.e. cash flow from operating activities plus dividends received from joint ventures less capital expenditure, amounted to GBP67.0 million. Of this amount, discontinued operations had operating cash outflows of GBP22.2 million whereas continuing operations generated cash inflows of GBP89.2 million. This compares favourably with an operating profit before exceptional items and goodwill amortisation of GBP81.2 million for continuing operations for 2003. The high rate of cash conversion, i.e. operating cash flow as a percentage of operating profit, that was achieved in 2003 has been a consistent feature of Cookson's performance in the last five years, with the cash conversion rate for the Group's continuing operations being 98% over the five year period.

Net interest paid
Net cash outflows for interest paid in 2003 were GBP29.1 million compared with GBP45.8 million in 2002. The decrease was primarily due to a significant reduction in net borrowings, lower average interest rates than in 2002 and a favourable exchange rate impact, partly offset by GBP5.0 million lower cash proceeds from the close-out of long dated interest rate swaps in 2003.

Taxation
Tax cash outflows for 2003 were GBP20.7 million compared to GBP10.8 million inflows in 2002. The increase partly reflects higher payments on account for 2003 tax liabilities due to increased profitability in operations outside the USA and UK. More significantly, in 2002 the Group received substantial tax refunds of GBP26.4 million arising from loss carry-backs, particularly in the USA, compared to GBP3.3 million in tax refunds in 2003.

Free cash flow
As a result of the above, free cash inflow before and after dividends was GBP15.7 million in 2003 compared with GBP63.8 million in 2002. This is the ninth year in succession that the Group has generated positive free cash flow after dividends; over this period, GBP660 million of free cash flow has been generated before dividends and GBP228 million after dividends.

Acquisitions and disposals
Acquisitions. In 2003, net cash outflow for acquisitions was GBP19.1 million of which GBP12.7 million was in respect of deferred consideration for prior period acquisitions and the balance for the acquisition of the GETEK undertaking and another small acquisition. The balance owing for deferred consideration for prior period acquisitions is GBP22.1 million, of which GBP9.7 million falls due in 2004.

Disposals. Net cash inflow from disposals amounted to GBP49.7 million and primarily relates to the disposal of: the Precision Products businesses (GBP43.7 million); the Group's 45% interest in Ebara (formerly within the Chemistry sector of the Electronics division); and of Speedline. In addition, outlays in respect of other costs, including prior years' disposals, amounted to GBP9.1 million.

Net cash inflow before financing
The aggregate effect of the above cash flows resulted in a net cash inflow before financing of GBP37.2 million for 2003 compared with GBP35.8 million in 2002.


GROUP BORROWINGS

The following table presents the Group's net debt position at 31 December
2002 and 2003:

                                     At 31 December 2003 (GBPm)  At 31 December 2002 (GBPm)

US Private Placement loan notes      318.4                       353.0
Convertible bonds                    80.0                        80.0
Committed bank facilities            -                           28.1
Other loans, overdrafts, other       16.9                        9.6
Gross borrowings                     415.3                       470.7
Cash and short-term deposits         (56.8)                      (42.5)
Net debt                             358.5                       428.2


The Group's net debt decreased by GBP69.7 million in 2003 primarily due to net cash inflow of GBP37.2 million and a positive translation exchange rate adjustment of GBP37.6 million.

The Group's current long-term borrowing requirements have been satisfied by $570 million (GBP318.4 million) of US Private Placement loan notes that are due for repayment between 2005 and 2012. The Group's near-term and mid-term borrowing requirements have been met primarily by a GBP188 million committed syndicated bank facility that was arranged in December 2003. This facility consists of two tranches: a GBP108 million revolving credit facility that matures in December 2006; and an GBP80 million term facility that matures in December 2005 which may only be drawn down, if necessary, to repay the GBP80 million convertible bonds that are due for repayment in November 2004. As at 31 December 2003, there were no drawings against either tranche of the syndicated bank facility. Drawn amounts under the credit facility are secured against certain assets of some of the Group's subsidiaries.



CURRENCY

The principal exchange rates used for the period were as follows:

                                                  Year ended 31 December
                                        2003        2002         2003         2002
                                          Average rate              Year-end rate

US dollar ($ per GBP)                  1.63         1.50         1.79         1.61
Euro (euro per GBP)                    1.45         1.59         1.42         1.53
Singapore dollar (S$ per GBP)          2.84         2.69         3.04         2.79
Japanese yen (Y per GBP)                189          188          192          191


Given that the 31 December 2003 US dollar rate is significantly weaker than the 2003 average rate, the table below has been provided for illustrative purposes only and as a guide to the effect on the Group had results been translated at the year-end rate rather than the 2003 average rates for all currencies.

                                                                   Results for 2003 (GBPm)*
                                                        At 2003 average rates    At 31 December 2003 rates
Sales - continuing operations                                 1,624                        1,561
Operating profit - continuing operations                       81.2                         76.8
                 - discontinued operations                   (17.0)                       (15.6)
                                                               64.2                         61.2
Interest (net)                                               (31.6)                       (29.2)
Profit before tax                                              32.6                         32.0


*(before goodwill amortisation and exceptional items)


PENSIONS AND OTHER POST-EMPLOYMENT PLANS

The Group has defined benefit pension plans, principally in the UK and USA. The valuation deficit on these plans, net of notional deferred tax and balance sheet accruals, if accounted for in accordance with FRS 17, would have resulted in an estimated reduction in shareholders' funds of GBP85.0 million as at 31 December 2003 (2002: GBP73.2 million). The increase in net liability arises from changes in actuarial assumptions relating to bond yields, inflation expectation and mortality rates which have more than offset a GBP38.6 million (18%) increase in the market value of the assets of the funds since the end of 2002. As at 31 December 2003, 64% of the pension plans' GBP254.8 million assets were invested in equities, with the balance mainly in bonds.

After consultation with the trustees of the Company's UK and US pension plans early in 2003, cash contributions to these plans were increased by GBP5.0 million and GBP1.3 million respectively in 2003. These increases in cash contributions were designed to take into account both the valuation deficit and the long-term nature of the funding of the plans. The charge to the profit and loss account in 2003 for the UK pension plan was, however, unaffected by these increased cash contributions.

Actuarial valuations of the UK and US plans are carried out tri-annually and annually respectively. The next formal valuation of the UK plan takes place as at 31 December 2003, although the results will not be available until May 2004. At that time, the rate of cash contributions and accrual rates for 2004 will be determined.

The Group has various post-employment plans which, based on actuarial estimates, have future liabilities of GBP28.5 million. Whilst all of these liabilities are unfunded, the profit and loss account bears the appropriate cost to meet them.



Shareholder/analyst enquiries:

Cookson Group plc                              Tel: 020 7061 6500
Stephen Howard, Group Chief Executive
Dennis Millard, Group Finance Director
Lisa Williams, Investor Relations Manager

Press enquiries:

Hogarth Partnership                            Tel: 020 7357 9477
John Olsen



Copies of Cookson's 2003 Annual Report will be posted to the shareholders of the Company on 13 April and will be available on the Company's website and at the Registered Office of the Company after that date.

Cookson management will make a presentation to analysts on 24 February at 9:00am (UK time). This will be broadcast live on Cookson's website. An archive version of the presentation will be available on the website from 25 February.

Cookson Group plc, 265 Strand, London WC2R 1DB
Registered in England and Wales No. 251977 www.cooksongroup.co.uk



Forward Looking Statements
This announcement contains certain forward looking statements regarding the Group's financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, plans and objectives of management and other matters. Statements in this document that are not historical facts are hereby identified as "forward looking statements" for the purpose of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. Such forward looking statements, including, without limitation, those relating to the future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, in each case relating to Cookson, wherever they occur in this document, are necessarily based on assumptions reflecting the views of Cookson and involve a number of known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements. Such forward looking statements should, therefore, be considered in light of various important factors. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic and business cycles; the terms and conditions of Cookson's financing arrangements; foreign currency rate fluctuations; competition in Cookson's principal markets; acquisitions or disposals of businesses or assets; and trends in Cookson's principal industries.

The foregoing list of important factors is not exhaustive. When relying on forward looking statements, careful consideration should be given to the foregoing factors and other uncertainties and events, as well as factors described in documents the Company files with the UK and US regulators from time to time including its annual reports and accounts.

Such forward looking statements speak only as of the date on which they are made. Except as required by the Rules of the UK Listing Authority and the London Stock Exchange and applicable law, Cookson undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this report might not occur.



Group Profit and Loss Account
for the year ended 31 December 2003
                                                                                2003                                         2002
                                              Before            Exceptional                Before           Exceptional
                                         exceptional              items and           exceptional             items and
                                           items and               goodwill             items and              goodwill
                                            goodwill           amortisation              goodwill          amortisation
                                        amortisation          (notes 2,3,8)    Total amortisation         (notes 2,3,8)     Total
                                   note         GBPm                  GBPm      GBPm         GBPm                  GBPm      GBPm
  Turnover, including joint
  ventures
                 Continuing                  1,623.9                     -   1,623.9      1,633.1                     -   1,633.1
                 operations
                 Discontinued                   57.8                     -     57.8         158.8                     -     158.8
                 operations
  Total turnover                     1       1,681.7                     -   1,681.7      1,791.9                     -   1,791.9

  Operating profit/(loss),
  including joint ventures
                 Continuing          1          81.2                     -     81.2          73.2                     -      73.2
                 operations
                 Operating         1,2             -                (22.2)   (22.2)             -                (31.4)    (31.4)
                 exceptional
                 items
                 Goodwill            1             -                (34.7)   (34.7)             -                (37.9)    (37.9)
                 amortisation
                 Continuing                     81.2                (56.9)     24.3          73.2                (69.3)       3.9
                 operations
                 Discontinued        1        (17.0)                     -   (17.0)        (16.4)                     -    (16.4)
                 operations
  Total operating profit/(loss)                 64.2                (56.9)      7.3          56.8                (69.3)    (12.5)
  Net loss on sale of operations
                 Loss before                       -                (23.2)   (23.2)             -                (14.5)    (14.5)
                 goodwill
                 written-back/off

                 Goodwill                          -               (142.5)   (142.5)            -                 (6.3)     (6.3)
                 written-back/off

                                     3             -               (165.7)   (165.7)            -                (20.8)    (20.8)

  Net profit/(loss) on sale of       4             -                   5.1      5.1             -                (10.9)    (10.9)
  fixed assets

  Profit/(loss) on ordinary                     64.2               (217.5)   (153.3)         56.8               (101.0)    (44.2)
  activities before interest
  Net Interest                                (31.6)                 (2.4)   (34.0)        (52.7)                     -    (52.7)

  Profit/(loss) on ordinary                     32.6               (219.9)   (187.3)          4.1               (101.0)    (96.9)
  activities before taxation
  Taxation on profit/(loss) on                 (9.8)                 (5.0)   (14.8)         (1.2)                   1.8       0.6
  ordinary activities

  Profit/(loss) on ordinary                     22.8               (224.9)   (202.1)          2.9                (99.2)    (96.3)
  activities after taxation
  Minority interests                           (2.4)                     -    (2.4)         (2.1)                     -     (2.1)

  Profit/(loss) for the year                    20.4               (224.9)   (204.5)          0.8                (99.2)    (98.4)
  Dividends                                        -                     -        -             -                     -         -

  Net loss transferred to                       20.4               (224.9)   (204.5)          0.8                (99.2)    (98.4)
  reserves

  Earnings per share - basic and     5          1.1p                         (10.9)p         0.1p                          (8.7)p
  diluted




Statement of Group Cash Flows

for the year ended 31 December 2003

                                                                             2003       2002
                                                                   note      GBPm       GBPm
Net cash inflow from operating activities (see analysis below)              107.5      132.8

Dividends from joint ventures                                                 2.2        2.4

Capital expenditure
Payments to acquire fixed assets                                           (48.5)     (43.2)
Receipts from disposal of fixed assets                                        5.8        8.0
                                                                           (42.7)     (35.2)

Operating cash flow                                                   6      67.0      100.0

Net interest paid                                                     7    (29.1)     (45.8)

Dividends paid to minority interests                                        (1.5)      (1.2)

Taxation                                                                   (20.7)       10.8


Free cash flow                                                               15.7       63.8

Net proceeds from business divestments                                       49.7        3.8

Consideration for business acquisitions                                    (19.1)     (14.6)

Other, including prior year disposals costs                                 (9.1)     (17.2)


Net cash flow before financing                                               37.2       35.8
Issue of shares                                                                 -      277.2

Refinancing costs paid                                                      (1.5)      (8.5)

Change in net debt resulting from cash flow                                  35.7      304.5


Increase in short-term deposits                                                 -      (8.9)
Decrease in debt                                                           (21.9)    (285.9)

Increase in cash during the year                                             13.8        9.7




Analysis of Group Net Debt


Net debt at 1 January                                                     (428.2)    (749.6)
Change in net debt resulting from cash flows                                 35.7      304.5
Foreign exchange adjustments                                                 37.6       21.3
Refinancing and issue costs                                                 (3.6)      (4.4)

Net debt at 31 December                                                   (358.5)    (428.2)




Analysis of Net Cash Inflow from Operating Activities

Group operating profit before exceptional items and goodwill
amortisation                                                                 64.2      56.8
Depreciation                                                                 52.6      59.8
Less: share of profit of joint ventures                                     (2.0)     (1.8)

EBITDA from subsidiaries                                                    114.8     114.8
Net decrease in trade working capital and other movements                     6.7      38.2
Rationalisation costs                                                      (14.0)    (20.2)

Net cash inflow from operating activities                                   107.5     132.8




Group Balance Sheet

as at 31 December 2003

                                                                       2003       2002
                                                            note       GBPm       GBPm

Fixed assets                                                   8      916.7    1,076.0
Current assets                                                 9      626.9      651.1
Creditors: amounts falling due within one year                      (430.5)    (377.8)
Net current assets                                                    196.4      273.3
Total assets less current liabilities                               1,113.1    1,349.3
Creditors: amounts falling due after more than one year             (412.0)    (553.4)
Provisions for liabilities and charges                               (71.3)     (67.8)
                                                                      629.8      728.1
Equity capital                                                        375.4      375.4
Reserves                                                    10        242.6      341.9
Minority interests                                                     11.8       10.8
                                                                      629.8      728.1

Net borrowings included above:
Borrowings - short-term                                                95.0       13.7
           - long-term                                                320.3      457.0
Total gross borrowings                                                415.3      470.7
Less: cash and short-term deposits                                   (56.8)     (42.5)
Total net borrowings                                                  358.5      428.2





Notes to the accounts

1     Segmental analyses
The results reported for 2003 as discontinued operations mainly comprise the Electronics division's Speedline business. Speedline was largely based in the USA, with satellite operations in Europe and Asia. Other disposals in 2003 included the Precision Products sector of the Precious Metals division which was sold in January 2003 and largely based in the USA, three non-core European businesses in the Ceramics and Precious Metals divisions and a non-core Asia-Pacific joint venture in the Electronics division. These discontinued operations previously formed part of the Group's ongoing operations and comparatives have been restated accordingly.

The results reported for 2002 as discontinued operations include all the businesses disposed of in 2003 referred to above and the Dental Products operations of the Precision Products sector and some non-core Electronics operations, all based in the USA and disposed of in 2002.

                                                                 2003                           2002
                                                                 Operating                      Operating
By division/sector                                   Turnover    profit/(loss)      Turnover    profit/(loss)
                                                     GBPm        GBPm               GBPm        GBPm
Electronics                                          604.0       22.6               611.3       10.3
  Assembly Materials                                 240.9       17.8               256.3       28.5
  Chemistry                                          247.4       22.2               240.9       16.1
  Laminates                                          115.7       (17.4)             114.1       (34.3)
Ceramics                                             711.1       50.0               699.7       46.2
Precious Metals                                      308.8       8.6                322.1       16.7
                                                     1,623.9     81.2               1,633.1     73.2
Goodwill amortisation                                -           (34.7)             -           (37.9)
Exceptional items                                    -           (22.2)             -           (31.4)
Continuing operations                                1,623.9     24.3               1,633.1     3.9
Discontinued operations                              57.8        (17.0)             158.8       (16.4)
Total Group                                          1,681.7     7.3                1,791.9     (12.5)



Of the goodwill amortisation charge of GBP34.7m (2002: GBP37.9m), GBP17.5m related to Electronics (2002: GBP19.9m), GBP15.1m to Ceramics (2002: GBP15.2m) and GBP2.1m to Precious Metals (2002: GBP2.8m).

Of the total exceptional items of GBP22.2m (2002: GBP31.4m), GBP18.5m related to Electronics (2002: GBP25.2m), GBP0.8m to Ceramics (2002: GBP4.3m) and GBP2.9m to Precious Metals (2002: GBP1.9m).


                                                                      2003                                                    2002
                                    By geographic location      By customer                By geographic location      By customer
                                       of Group operations        location                    of Group operations         location
                                             Operating                                               Operating
  Geographical                 Turnover      profit/(loss)         Turnover          Turnover        (loss)/profit        Turnover
                               GBPm          GBPm                  GBPm              GBPm            GBPm                 GBPm
  United                       166.2         2.8                   123.6             177.9           (1.3)                135.4
  Kingdom
  Continental                  486.1         21.4                  471.2             454.0           18.9                 457.1
  Europe
  USA                          546.4         (1.4)                 519.6             622.1           5.6                  536.2
  Asia-Pacific                 289.2         44.3                  331.5             263.4           37.4                 331.8
  Rest of                      136.0         14.1                  178.0             115.7           12.6                 172.6
  the World
                               1,623.9       81.2                  1,623.9           1,633.1         73.2                 1,633.1
  Goodwill                     -             (34.7)                -                 -               (37.9)               -
  amortisation
  Exceptional                  -             (22.2)                -                 -               (31.4)               -
  items
  Continuing                   1,623.9       24.3                  1,623.9           1,633.1         3.9                  1,633.1
  operations
  Discontinued                 57.8          (17.0)                57.8              158.8           (16.4)               158.8
  operations
  Total Group                  1,681.7       7.3                   1,681.7           1,791.9         (12.5)               1,791.9



Of the goodwill charge of GBP34.7m (2002: GBP37.9m), GBP3.6m (2002: GBP3.6m) was in the UK, GBP4.7m (2002: GBP4.3m) in Continental Europe, GBP19.0m (2002:
GBP22.1m) in the USA, GBP5.7m (2002: GBP6.6m) in Asia-Pacific and GBP1.7m (2002:
GBP1.3m) in the Rest of the World.

Of the exceptional items of GBP22.2m (2002: GBP31.4m), GBP3.2m (2002: GBP2.4m) was in the UK, GBP8.9m (2002: GBP9.7m) in Continental Europe, GBP7.1m (2002:
GBP19.1m) in the USA, GBP2.9m (2002: GBP0.2m) in Asia-Pacific and GBP0.1m (2002:
nil) in the Rest of the World.

The majority of discontinued operations were located in the USA.


2     Operating exceptional Items

The charges of GBP22.2m in 2003 and GBP31.4m in 2002 were the result of the implementation of initiatives aimed at ensuring that the cost base of each of the Group's major businesses is aligned with prevailing and near-term market conditions. The initiatives implemented included redundancy programmes, the consolidation of facilities, plant closures, the streamlining of manufacturing processes and the rationalisation of product lines. Of the exceptional charges, GBP7.3m represents asset write-downs (2002: GBP16.2m), the majority of which, together with the plant closures, were in the USA and Continental Europe.

Total cash spend in 2003 in respect of operating exceptional items was GBP14.0m, leaving aggregate provisions made but unspent in respect of the above operating exceptional items of GBP13.4m as at 31 December 2003.

The taxation credit attributable to operating exceptional items was GBP2.6m (2002: GBP1.8m).


3     Net loss on sale of operations

The sale of non-core businesses in 2003 produced a net loss of GBP165.7m, after goodwill written-off of GBP142.5m. These included the Electronics division's Speedline businesses, sold for a loss of GBP141.5m after a goodwill write-off of GBP114.9m in November 2003. Speedline was largely based in the USA, with satellite operations in Europe and Asia. Other disposals in 2003 included the Precision Products sector of the Precious Metals division which was sold in January 2003 and largely based in the USA, three non-core European businesses in the Ceramics and Precious Metals divisions and a non-core Asia-Pacific joint venture in the Electronics division.

The disposal of operations in 2002 incurred a net loss of GBP20.8m, after goodwill written-off of GBP6.3m. The businesses disposed included the Dental Products operations of the Precision Products sector and some non-core Electronics operations, all in the USA.

The taxation charge attributable to the sale of operations was GBP7.6m (2002: nil).


4     Net (loss)/profit on sale of fixed assets

The net profit on sale of fixed assets of GBP5.1m in 2003 (2002: GBP10.9m net loss) arose predominantly on the sale of properties in Asia and Europe. Net consideration of GBP5.8m was received for these properties. The net loss of GBP10.9m in 2002 included a gain of GBP2.3m arising on the sale and leaseback of some UK sites, a net charge of GBP5.4m related to closed facilities and product lines and a charge of GBP7.8m against the carrying value of the Group's ESOP shares.


5     Earnings per share (EPS)

Basic and diluted EPS are calculated using a weighted average of 1,880m ordinary shares in issue during the year (2002: 1,129m as adjusted for the rights issue of August 2002).

The Directors believe that the calculation of EPS excluding goodwill amortisation and all exceptional items, together with the associated tax charge or credit, gives the most appropriate measure of the underlying earnings of the Group. Using this measure, EPS amounted to 1.1p per share in 2003. This compared to the 0.1p EPS reported in 2002. The basic and fully diluted loss per share, after goodwill amortisation and exceptional items, was 10.9p (2002: 8.7p).


6    Operating cash flow


Operating cash flow by division/sector is as follows:       2003      2002
                                                            GBPm      GBPm
Electronics                                                 32.9      35.7
Assembly Materials                                          20.9      36.3
Chemistry                                                   39.1      17.5
Laminates                                                 (27.1)    (18.1)
Ceramics                                                    48.0      55.8
Precious Metals                                              8.3      14.7
Continuing operations                                       89.2     106.2
Discontinued operations                                   (22.2)     (6.2)
Group                                                       67.0     100.0



7     Net interest paid

In 2003, as part of an ongoing hedging programme to optimise the mix of fixed and floating rate debt and to maintain stable and predictable effective interest rates, a number of interest rate swaps were closed out. This generated GBP5.3m (2002: GBP10.3m) in cash proceeds which are included in arriving at net interest payments for 2003 of GBP29.1m (2002: GBP45.8m).


8     Goodwill

Included in fixed assets is GBP505.6m of goodwill (2002: GBP598.3m). Goodwill arising in 2003 amounted to GBP4.4m (2002: GBP13.3m) and all goodwill is amortised over its estimated life of up to 20 years. Accumulated goodwill arising prior to 1998, which remains fully written-off against Group reserves, amounts to GBP317.8m (2002: GBP430.6m).


9     Current assets

Total current assets at 31 December 2003 of GBP626.9m (2002: GBP651.1m) comprise the following:

                                                              2003     2002
                                                              GBPm     GBPm
Stocks                                                       172.9    190.1
Debtors      - amounts falling due within one year           335.0    351.7
             - amounts falling due after more than one year   62.2     66.8
Cash and short-term deposits                                  56.8     42.5
Total current assets                                         626.9    651.1



In addition to the stocks recorded in the balance sheet as current assets, the Group held precious metals on consignment terms with a total value at 31 December 2003 of GBP202.4m (2002: GBP241.3m).


10     Reserves

                                          2003
                                          GBPm
At 1 January                             341.9
Loss for the financial year            (204.5)
Exchange adjustments                     (7.6)
Goodwill written-back on disposals       112.8
At 31 December                           242.6



11     Financial information

This preliminary results announcement has been prepared on the basis of the accounting policies adopted in the Group's audited statutory accounts for 2003. The financial statements were approved by the Board of Directors on 24 February 2004. The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2003 or 2002, but is derived from those accounts. Statutory accounts for 2002 have been reported on by the Company's auditor and delivered to the Registrar of Companies. The report of the auditor was unqualified and did not contain a statement under section 237 (2) or
(3) of the Companies Act 1985. These sections address whether proper accounting records have been kept, whether the Company's accounts are in agreement with these records and whether the auditor has obtained all the information and explanations necessary for the purposes of their audit.

Exhibit No. 7


                              SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

COOKSON GROUP PLC

2) Name of director

RAYMOND SHARPE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A
5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

EXERCISE OF US STOCK PURCHASE PLAN OPTION

7) Number of shares/amount of
stock acquired

11,052

8) Percentage of issued class

<0.01%

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary shares of 1 pence each

12) Price per share

25p

13) Date of transaction

26 January 2004

14) Date company informed

N/A

15) Total holding following this notification

489,759

16) Total percentage holding of issued class following this notification

0.03%

23) Any additional information

OPTION EXERCISED UNDER US STOCK PURCHASE PLAN, (US SAVINGS RELATED OPTION
SCHEME)

24) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
- 020 7061 6565

25) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of Notification..................................27 JANUARY 2004

Exhibit No. 8


                               SCHEDULE 10

               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

MORLEY FUND MANAGEMENT LIMITED (A subsidiary of AVIVA PLC) AND AVIVA PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY NORWICH UNION NOMINEES LTD - 10,217,472 SHARES
CHASE GA GROUP NOMINEES LTD - 31,112,801 SHARES
CHASE NOMINEES LTD - 6,405,685 SHARES
CUIM NOMINEE LIMITED - 8,905,099 SHARES
RBSTB NOMINEES LIMITED - 4,087,517 SHARES

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

18,817,521 SHARES

8) Percentage of issued class

1%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

2 JANUARY 2004

11) Date company informed

5 JANUARY 2004

12) Total holding following this notification

60,728,574 SHARES

13) Total percentage holding of issued class following this notification

3.21%

14) Any additional information


15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
- TEL: 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 5 JANUARY 2004

Exhibit No. 9


                              SCHEDULE 10

                NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

AEGON UK PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LIMITED

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

3,888,338

8) Percentage of issued class

0.21%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

12 January 2004

12) Total holding following this notification

93,437,066 SHARES

13) Total percentage holding of issued class following this notification

4.94%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
- 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC

Date of notification: 13 JANUARY 2004

Exhibit No. 10


                              SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

AEGON UK PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CHASE NOMINEES LIMITED

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

42,495,238

8) Percentage of issued class

2.25%

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

NOT DISCLOSED

11) Date company informed

19 January 2004

12) Total holding following this notification

NOT DISCLOSED

13) Total percentage holding of issued class following this notification

LESS THAN 3%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC
- 020 7061 6565

16) Name and signature of authorised company official responsible for making this notification

RACHEL BENJAMIN, COMPANY SECRETARIAL ASSISTANT, COOKSON GROUP PLC


Date of notification: 19 JANUARY 2004


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Exhibit No. 11


20 January 2004


Cookson Group plc - Additional Listing

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 2,500,000 Ordinary Shares of 1 pence each, under the Company's US Stock Purchase Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued ordinary shares of the Company.

Cookson Group plc
265 Strand
London WC2R 1DB
Tel: +44 (0) 20 7061 6500
Fax: +44 (0) 20 7061 6600
Web: www.cooksongroup.co.uk


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                                                   SIGNATURE
                                                   Cookson Group plc

                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 24 February, 2004